UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           TESSERA TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                     ----------------------------------------
                         (Title of Class of Securities)

                                   88164L100
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 88164L100                                            Page 2 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [ ]
                                                      b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  SWEDEN

         Number of            7          Sole Voting Power
           Shares                              4,770,160
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               0
         Reporting
           Person             9          Sole Dispositive Power
            With                               4,770,160

                              10         Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,770,160

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  12.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                                               Page 3 of 9 Pages

                  This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Tessera Technologies, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated November 26, 2003 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report that the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners have decreased by more than one percent of the amount of Shares outstanding. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of Investor AB ("Investor AB", or the "Reporting Person").

                  This Statement relates to the Shares held for the accounts of Investor AB and Investor Group, L.P., a Guernsey limited partnership ("Investor Group"). Investor AB is the ultimate general partner of Investor Group and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the account of Investor Group.

                  Updated information concerning the identity and background of the directors and officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 5.           Interest in Securities of the Issuer.

                  (a) Investor AB may be deemed the beneficial owner of 4,770,160 Shares (approximately 12.2% of the total number of Shares outstanding). This number consists of A) 3,339,112 Shares held for its account and B) 1,431,048 Shares held for the account of Investor Group.

                  (b) Investor AB may be deemed to have sole power to direct the voting and disposition of 4,770,160 Shares.

                  (c) Except for the transactions listed on Annex B hereto, there have been no transactions with respect to the Shares since February 1, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) The partners of Investor Group, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of Investor Group in accordance with their ownership interests in Investor Group.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Certain of the Shares formerly held for the account of Investor AB and Investor Group were sold pursuant to a registration statement (the "Registration Statement") on Form S-1 (File number 333-113403) filed by the Issuer (a copy of the prospectus which is incorporated by reference hereto as Exhibit B and incorporated by reference herein in response to this Item 6) on March 26, 2004. The sale ultimately took place on March 31, 2004.

                                                               Page 4 of 9 Pages

                  The foregoing description of the Registration Statement does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                               Page 5 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     April 1, 2004                   INVESTOR AB


                                          By:   /s/ Michael Oporto
                                                --------------------------------
                                                Michael Oporto
                                                Attorney-in-Fact


                                          By:   /s/ Henry Gooss
                                                --------------------------------
                                                Henry Gooss
                                                Attorney-in-Fact

                                                               Page 6 of 9 Pages

                                     ANNEX A

                      Directors and Officers of Investor AB


Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------

Claes Dahlback                 Chairman of Stora Enso Oyj, Gambro AB, V&S Vin &      Investor AB
Chairman                       Spirit AB; Director of Findus AB, AB Svensk           Arsenalsgatan 8c
(Swedish)                      Stiftelseforvaltning, W Capital Management AB         S-103 32
                                                                                     Stockholm, Sweden

Jacob Wallenberg               Chairman of SEB Skandinaviska Enskilda Banken AB;     Investor AB
Vice Chairman                  AB Svensk Stiftelseforvaltning; Vice Chairman of      Arsenalsgatan 8c
(Swedish)                      Atlas Copco AB, Electrolux AB, SAS AB; Director of    S-103 32
                               ABB Ltd., Confederation of Swedish Enterprise and     Stockholm, Sweden
                               the Nobel Foundation

Marcus Wallenberg              Vice Chairman of Telefonaktiebolaget LM Ericsson,     Investor AB
Director                       Saab AB, SEB Skandinaviska Enskilda Banken AB;        Arsenalsgatan 8c
President and Chief            Director of AstraZeneca PLC, Scania AB, Stora Enso    S-103 32
Executive Officer              Oyj, EQT Partners AB, Hi3G AB and AB Svensk           Stockholm, Sweden
(Swedish)                      Stiftelseforvaltning

Hakan Mogren                   Chairman of Affibody Technology AB; Vice Chairman     Investor AB
Director                       of AstraZeneca PLC, Gambro AB; Director of Norsk      Arsenalsgatan 8c
(Swedish)                      Hydro ASA, Danone Group, Remy Cointreau, Marianne     S-103 32
                               and Marcus Wallenberg Foundation, Marcus Wallenberg   Stockholm, Sweden
                               Foundation for Education in Industrial
                               Entrepeneurship

Sune Carlsson                  Chairman of Atlas Copco AB; Director of Scania AB     Investor AB
Director                                                                             Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Anders Scharp                  Chairman of Aktiebolaget SKF and Saab AB; Director    Investor AB
Director                       of Nederman Holding AB                                Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Peter D. Sutherland            Chairman and Managing Director of Goldman Sachs       Investor AB
Director                       International; Chairman of BP p.l.c.; Director of     Arsenalsgatan 8c
(Irish)                        The Royal Bank of Scotland                            S-103 32
                                                                                     Stockholm, Sweden


                                                               Page 7 of 9 Pages

Name/Title/Citizenship         Principal Occupation                                  Business Address
----------------------         --------------------                                  ----------------

Bjorn Svedberg                 Chairman of Hi3G Access AB, Nefab AB, Salcomp Oy,     Investor AB
Director                       Viviance AB; Director of Saab AB                      Arsenalsgatan 8c
(Swedish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

O. Griffith Sexton             Advisory Director at Morgan Stanley;                  Adjunct Investor AB
Director                       Professor at the Columbia Business School; and        Arsenalsgatan 8c
(American)                     Visiting Lecturer at Princeton University's           S-103 32
                               Bendheim Center for Finance                           Stockholm, Sweden

Ulla Litzen                    President of W Capital Management AB; Director of     Investor AB
Director                       AB Svensk Stiftelseforvaltning, Aktiebolaget SKF,     Arsenalsgatan 8c
(Swedish)                      Atlas Copco AB, Karo Bio AB and Posten AB             S-103 32
                                                                                     Stockholm, Sweden

Sirkka Hamalainen              Director of Kone Oyj                                  Investor AB
Director                                                                             Arsenalsgatan 8c
(Finnish)                                                                            S-103 32
                                                                                     Stockholm, Sweden

Borje Ekholm                   New Investments, New York, Director of Tessera        Investor Growth Capital, Inc.
Executive Vice President       Technologies, Inc., WM-Data AB, B2 Bredbank           12 East 49th Street
(Swedish)                      International AB, and AB Chalmers Invest              New York,  N.Y. 10017

Lars Wedenborn                 Director of Grand Group AB, Stockholmborsen AB,       Investor AB
Chief Financial Officer &      WM-Data AB                                            Arsenalsgatan 8c
Executive Vice President                                                             S-103 32
(Swedish)                                                                            Stockholm,Sweden


         Except as set forth in Item 4 of the Initial Schedule 13D filed by the Reporting Persons with regard to the security ownership of Mr. Borje Ekholm, to the best of the Reporting Person's knowledge:

         (a) None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                               Page 8 of 9 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           TESSERA TECHNOLOGIES, INC.


                           Date of        Nature of      Number of
For the Account of       Transaction     Transaction     Securities       Price
------------------       -----------     -----------     ----------       -----

Investor AB                3/31/04           Sale         525,001        $17.53

Investor Group, L.P.       3/31/04           Sale         225,000        $17.53

                                                               Page 9 of 9 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

B.       Prospectus   Supplement   filed   pursuant   to  Rule
         424(b)(4) dated as of March 25, 2004 filed by Tessera
         Technologies, Inc. on behalf of certain selling stockholders(1)













--------
(1) Filed on March 26, 2004 (Commission File Number 333-113403).